UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MICROBOT MEDICAL INC.

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

59503A 105

(CUSIP Number)

Harel Gadot

25 Recreation Park Drive, Unit 108

Hingham, Massachusetts 02043

(781) 875-3605

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59503A 105

1.	Names of Reporting Person: Harel Gadot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 81,752 (see Item 5)
	8.	Shared Voting Power: 214,711 (see Item 5)
	9.	Sole Dispositive Power: 81,752 (see Item 5)
	10.	Shared Dispositive Power: 214,711 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,463
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 4.04%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	59503A 105

1.	Names of Reporting Person: MEDX Ventures Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: None
	8.	Shared Voting Power: 214,711 (see Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 214,711 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 214,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 2.96%
14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 9, 2017 and amended on January 9, 2017 and June 20, 2017 (the “Statement”). This Amendment relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Microbot Medical Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 25 Recreation Park Drive, Unit 108, Hingham, MA 02043.

Item 2. Identity and Background

This Amendment is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Harel Gadot. Mr. Gadot is a natural person, and is the Chairman, President and Chief Executive Officer of the Company, with an address of 25 Recreation Park Drive, Unit 108, Hingham, MA 02043. Mr. Gadot is the Chief Executive Officer, Company Group Chairman and majority equity owner of MEDX Ventures Group LLC, a Massachusetts limited liability company (“MEDX”), and thus may be deemed to share voting and investment power over the shares beneficially owned by this entity.

Neither Mr. Gadot nor MEDX has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Gadot is an United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On December 23, 2019, Mr. Gadot, through MEDX, sold 40,000 shares of the Company’s common stock through his Rule 10b5-1 Trading Plan (the “10b5-1 Stock Sale”). The information set forth in Section 5(c) hereto is incorporated herein by reference.

On December 27, 2019, the Company closed on a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 912,858 shares of the Company’s Common Stock (the “December 27 Stock Sale”). As a result of the December 27 Stock Sale and other unregistered sales of the Company’s Common Stock as disclosed in the Company’s filings with the Securities and Exchange Commission (collectively, the “December 27 Stock Issuances”), the number of outstanding shares of Company Common Stock increased to approximately 5,282,201 as of December 27, 2019.

On December 30, 2019, the Company closed on a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 952,383 shares of the Company’s Common Stock (the “December 30 Stock Sale”). As a result of the December 30 Stock Sale and other unregistered sales of the Company’s Common Stock as disclosed in the Company’s filings with the Securities and Exchange Commission (collectively, the “December 30 Stock Issuances”), the number of outstanding shares of Company Common Stock increased to approximately 6,284,727 as of December 30, 2019.

On December 31, 2019, the Company closed on a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 900,901 shares of the Company’s Common Stock (the “December 31 Stock Sale”). As a result of the December 31 Stock Sale (the “December 31 Stock Issuance” and, with the December 27 Stock Issuances and the December 30 Stock Issuances, the “Stock Issuances”), the number of outstanding shares of Company Common Stock increased to approximately 7,185,628 as of December 31, 2019.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Statement is hereby amended and supplemented by the following information:

Mr. Gadot, through MEDX, disposed of 40,000 shares of the Company’s common stock pursuant to his Rule 10b5-1 Trading Plan. As a result of the 10b5-1 Stock Sale and the Stock Issuances subsequent to the 10b5-1 Stock Sale, Mr. Gadot’s beneficial ownership in the Company decreased to 4.04%, and MEDX’s beneficial ownership in the Company decreased to 2.96%.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment, Mr. Gadot beneficially owns 296,463 shares of Company Common Stock, which number of shares represents approximately 4.04% of the outstanding Company Common Stock based on 7,185,628 shares of outstanding Company Common Stock, and also includes options (i) granted to Mr. Gadot to purchase an aggregate of 81,752 shares of Company Common Stock which options are currently exercisable or are exercisable within 60 days of the date of this Amendment and (ii) granted to MEDX to purchase an aggregate of 77,864 shares of Company Common Stock which options are currently exercisable. Does not include options to purchase approximately 39,100 shares of Company Common Stock granted to Mr. Gadot which are not exercisable within 60 days of the date of this Amendment.

As of the date of this Amendment, MEDX beneficially owns 214,711 shares of Company Common Stock, which number of shares represents approximately 2.96% of the outstanding Company Common Stock based on 7,185,628 shares of outstanding Company Common Stock, and also includes options granted to MEDX to purchase an aggregate of 77,864 shares of Company Common Stock, which options are currently exercisable.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Gadot has shared power with MEDX to vote or direct the vote, and to dispose or direct the disposition, of 136,847 shares of Company Common Stock, and 77,864 shares of Company Common Stock underlying options. Mr. Gadot has sole power to vote or direct the vote, and to dispose or direct the disposition of 81,752 shares of Company Common Stock underlying options.

(c)	Except as described herein, neither Mr. Gadot nor MEDX have effected any transaction in Company Common Stock in the past 60 days.

(d)	Not applicable

(e)	As of December 27, 2019, Mr. Gadot ceased to be the beneficial owner of more than 5% of Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

By:	/s/ Harel Gadot
Name:	Harel Gadot

MEDX Ventures Group LLC

By:	/s/ Harel Gadot
Name:	Harel Gadot
Title:	Chief Executive Officer